2598 East Sunrise Blvd., Suite 2104

Ft. Lauderdale, FL 33304

www.themoviestudio.com

(954) 332-6600

gsv@themoviestudio.com

December 4, 2018

Attorney John Stickel

United States Securities and Exchange Commission

Washington, DC 20549

Re:	The Movie Studio, Inc. Offering Statement on Form 1-A File No. 024-10807

Dear Mr. Stickel:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), The Movie Studio, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above- referenced Offering Statement on Form 1-A, so that it may be qualified by 12:00 Noon., Eastern Time on Monday, December 10, 2018, or as soon thereafter as is practicable.

We understand that the Commission has completed its review and has no further comments.

The Company has registered the offering in New York, as indicated in the attached approval.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff; acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its MI responsibility for the adequacy and accuracy of the disclosures in the filing; and

The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact our counsel, John E. Lux, at (727) 656-5504.

Thank you in advance for your assistance.

Respectfully Submitted,

/s/ Gordon Scott Venters

Gordon Scott Venters

President

The Movie Studio, Inc.

STATE OF NEW YORK

OFFICE OF THE ATTORNEY GENERAL

BARBARA D. UNDERWOOD ATIORNEY GENERAL	(212) 416-8200	DIVISION OF ECONOMIC JUSTICE INVESTOR PROTECTION BUREAU

The Movie Studio, Inc.

2598 East Sunrise Boulevard, Suite 2104

Ft. Lauderdale, FL 33304-

Attn: Gordon Scott Venters

Entity Name:	The Movie Studio, Inc.
Date Reed:	10/3/2018
File Number	S34-31-33
Registration Type:	M-I I
Fee:	$1,200.00

Dear Sir/Madam:

This letter is to acknowledge the registration of The Movie Studio, Inc. and the receipt of the above filing fee.

The effective registration date is 10/5/2018.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours, INVESTOR PROTECTION BUREAU

THIS REGISTRATION EXPIRES FOUR YEARS
FROM THE EFFECTIVE REGISTRATION DATE.

28 LIBERTY STREET, NEW YORK, NY 10005 • PHONE (212) 416-8222 • FAX (212) 416-6042 • WWW.AG.NY.GOV